June 1, 2005


Mail Stop 0306


Peter Hoyle
GA Computer Sciences Inc.
#349-6540 East Hastings Street
Burnaby, British Columbia
Canada V5B 4Z5

Re:	GA Computer Sciences Inc.
Registration Statement on Form SB-2
Filed May 4, 2005
File No. 333-124607

Dear Mr. Hoyle:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please disclose in an appropriate section of the registration statement your reasons for incorporating in Nevada when it appears that all of your assets and business operations are in Canada.

Prospectus Cover Page

2. If you plan to use this prospectus prior to the effective date of the registration statement, please revise the outside front cover page of the prospectus to include the legend required by Regulation
S-B Item 501(a)(10).

3. Please clarify your statement in the fourth paragraph that selling shareholders will sell shares "at prevailing market prices of privately negotiated prices."

4. Given the alteration that you made to the legend required by Regulation S-B Item 501(a)(7), it is unclear which statement the last sentence modifies. Please revise to clarify.

Prospectus Summary, page 4

5. Please disclose the average purchase price paid for the shares to be resold by the selling shareholders, as well as the date these shares were originally acquired.

6. We note your disclosure that you "are in the business of the production, marketing and sales of a software product called OpenOffice . . ." If true, please revise your disclosure here and throughout the prospectus to clarify that you produce, market and sell a CD-ROM containing the OpenOffice software, and that you do not produce the software itself.

7. We note your reference at the top of page 5 to securities being offered "to new investors." Please change this reference here and throughout the prospectus to reflect, as stated on page 15, that these securities may be purchased by existing investors as well.

Risk Factors, page 6

General

8. The risk factors section should present all material risks known to you. Expand your disclosure to address risks regarding the following factors, if material:
   * your executive officers devote only limited time to your operations;
* dilution experienced by purchasers in this offering;
* changes in foreign currency rates;
* failure of this offering to raise funds sufficient to cover offering expenses;
* liability for flaws in the OpenOffice software, or other risks associated with your OpenOffice licenses;
* the potential obsolescence of inventory resulting from the release by OpenOffice.org of new software versions;
* the risk that you will not be able to sell all of the shares offered by GA Computer Sciences Inc. pursuant to this registration statement because of an increased supply of your shares in the market resulting from shares offered by the selling shareholders; and
* the risk that, if sales of your securities are reported on the Over-the-Counter Bulletin Board, the selling shareholders may be offering their securities at prices below the price your are offering.

9. It appears that your assets and personnel are all located in Canada. If so, please provide appropriate disclosure regarding the difficulty that U.S. investors might have enforcing liabilities under the U.S. securities laws.

10. If true, please add a risk factor that addresses the fact that your Articles of Incorporation authorize the issuance of 75,000,000 shares of common stock, that these authorized but unissued shares may be issued without further shareholder approval and that these shares may be granted rights and preferences that are greater than those of common shares being offered pursuant to this prospectus.

Analysis of Financing Scenarios, page 9

11. We note your reference to Internet addresses here and throughout your document. Please refer to footnote 41 of Release No 33-7856
(April 28, 2000) regarding your responsibility for the information to be found at those addresses. Also, please file the hyperlinked information.

Selling Shareholders, page 12

12. Disclose the price that the selling shareholders paid to acquire their shares.

Plan of Distribution, page 15

13. With a view toward disclosure, tell us about any procedures you have for the electronic offer, sale or distribution of the shares. Also tell us whether you have any arrangements with a third party to host or access your preliminary prospectus on the internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement.
Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. If you subsequently enter into any arrangements like this, promptly supplement your response.

Directors, Executive Officers, Promoters and Control Persons, page
19

14. Please revise your disclosure to clarify the business experience of your executive officers during the past five years.

Description of Securities, page 21

Common Stock, page 21

15. Please disclose, if true, that your board of directors may issue common stock with voting powers, rights and preferences that differ from and may be superior to those of holders of your currently issued common stock.

Description of Business, page 26

Business of Issuer, page 26

16. Please disclose the price you currently charge for the OpenOffice
CD-ROM product and disclose, if true, that this software is available free of charge from third parties on the Internet. Expand your disclosure to discuss how the free availability of this software affects your business and the addressable market for your product.

17. Please expand your disclosure to describe the OpenOffice suite of software that you offer. Also clarify how you differentiate your product from that of competitors.

18. Please describe all material terms of the licenses upon which your business relies, and file these licenses as exhibits.

Reports to Security Holders, page 27

19. Tell us whether you intend to register your securities under
Section 12(g) of the Exchange Act. If not, please add appropriate disclosure and risk factors to inform investors when you may discontinue reporting and to describe the effects of not reporting, including the effect on the eligibility of transactions in your securities to be quoted on the Over-the-Counter Bulletin Board.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations - page 28

CD Layout, page 28

20. Reconcile the disclosure here that you have spent $2,500 for layout and replication with the disclosure on page 9 that you will use the proceeds of this offering for this purpose.

OpenOffice Version 1.1 Obsolescence Plan, page 28

21. We note that your Version 1.1 software will become obsolete sometime in 2005 when Version 2.0 is released. Revise to quantify the potential impairment and the period in which you anticipate it will occur.

Description of Property, page 31

22. Please describe the nature of your property. For example, is the space a single office located in a multi-tenant commercial office park?

Certain Relationships and Related Party Transactions, page 32

23. Please disclose the material terms of the following agreements referenced on the prospectus cover page, and file the agreements as amendments to the registration statement: (a) the agreement between
Mr. Hoyle and you pursuant to which Mr. Hoyle will sell your securities and (b) the agreement between the selling shareholders and you pursuant to which the selling shareholders are required to sell your shares at $0.20 per share until your shares are quoted on the OTCBB.

24. Reconcile the last sentence of this section with Note 4 to your financial statements.

Market for Common Equity and Related Stockholder Matters, page 33

25. We note your disclosure in the third paragraph of this section that "all of the 3,900,000 shares of our common stock owned by Mr. Hoyle can be sold pursuant to Rule 144 on October 20, 2005." Please revise your disclosure to address volume limitations on sales by affiliates pursuant to Rule 144.

Financial Statements

26. The financial statements should be updated, as necessary, to comply with Item 310(g) of Regulation S-B at the effective date.

Independent Auditor`s Report, page F-36

27. We see that your auditor is located in Canada and that you are incorporated in the United States. The staff interprets Article 2 to
Regulation S-X to require that the audit report on the financial statements of a domestic registrant to be rendered ordinarily by an auditor licensed in the United States. Tell us why you have selected an auditor located in Canada. Tell us who performed the US GAAP quality review of your financial statements and describe that person`s expertise in US GAAP and GAAS as required under Rule 3400T of the PCAOB.

Balance Sheets, page F-37

28. Confirm that no amount included in "accrued liabilities" exceeds
5% of current liabilities. If any amount exceeds 5%, revise to state separately.

Statement of Stockholders Equity, page F-40

29. Revise to provide the date of the stock issued for cash as required by paragraph 11(d) of SFAS 7. Also, for each non-cash transaction, disclose in the footnotes the nature of the non-cash consideration and the basis for assigning recorded amounts.

Part II

Recent Sales of Unregistered Securities, page 48

30. With a view toward disclosure, please explain to us why you sold common stock on the same date to different shareholders at different prices. Please include in your response how you determined these offering prices.

Signature Page

31. Please revise the signature page so that it appears on a separate page, as provided on Form SB-2, instead of appearing under the title
"Undertakings."

Exhibits

32. Please provide an updated accountants` consent with any amendment to the filing.
33. Please file the consent of counsel named throughout the document, like on pages 15 and 21.

*     *     *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Dennis Hult at (202) 551-3618 or Angela
Crane,
Accounting Branch Chief, at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters.
Please contact Donald C. Hunt at (202) 551-3647 or me at (202)
551-
3617 with any other questions.

            Sincerely,



            	Russell Mancuso
            	Branch Chief

cc (via fax 305 531-1274):  Joseph I. Emas
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Peter Hoyle
GA Computer Sciences Inc.
June 1, 2005
Page 8